Exhibit 99.1

Yandex receives notice of delisting from Nasdaq and intends to appeal

Moscow, Amsterdam, March 15, 2023 – Yandex (NASDAQ and MOEX: YNDX), a Dutch public limited company and one of Europe’s largest internet businesses, today announced that it received a written notice (the “Notice”) from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Staff has determined to delist the Company’s securities from the Nasdaq Global Select Market.

In the Notice, the Staff notes the continued geopolitical circumstances affecting Russia and their potential impact on the Company, and states that the Staff is therefore exercising its broad discretionary authority under Nasdaq Listing Rule 5101 to delist securities “based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq”.

Nasdaq suspended the trading in securities of a number of companies with material operations in Russia, including Yandex N.V. Class A shares, on February 28, 2022.

The Company intends to request a hearing (the “Hearing”) before a Nasdaq Hearings Panel (the “Panel”) to appeal the Staff’s determination. Yandex N.V.’s Class A shares will remain listed on Nasdaq pending the outcome of the Hearing. There can be no assurance that the Panel will grant the Company’s request for continued listing.

The trading of Yandex N.V.’s Class A shares on the Moscow Exchange is unaffected and continues as usual.

The Company’s Class A shares continue to be registered under the U.S. Securities Exchange Act, and the Company is current in its reporting obligations.

Nasdaq’s notice of determination does not affect the Company’s operations, services, financial position or ability to meet all financial obligations to partners and other counterparties.

Neither Yandex nor the Group’s subsidiaries have been included on the sanctions lists of the European Union, the United States, the United Kingdom or Switzerland.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets.

More information on Yandex can be found at https://ir.yandex/

Contacts:

Investor Relations

Yulia Gerasimova

E-mail: askIR@yandex-team.ru

Press Office

Ilya Grabovskiy

E-mail: pr@yandex-team.com